Exhibit 99.1

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.875
	June 30	December 31	June 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Assets
Cash and cash equivalents	365	1,350	94
Marketable securities	547	99	142
Trade receivables	2,689	13	694
Parent company receivables	1	2	*
Related parties receivables	1	4	*
Other receivables	282	8	72
Inventory	169	-	44
Assets classified as held-for-sale	38	1,360	10

Total current assets	4,092	2,836	1,056

Long-term trade receivables and other receivables	940	-	243
Investments, including derivatives	138	-	36
Property, plant and equipment	5,514	1	1,423
Intangible assets	14,932	8	3,853
Deferred and other expenses	687	-	177
Investments in equity-accounted investees (mainly loans)	1,136	-	293
Deferred tax assets	337	1	87

Total non-current assets	23,684	10	6,112

Total assets	27,776	2,846	7,168

*  Amount lower than 500,000

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets (cont’d)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.875
	June 30	December 31	June 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Liabilities
Short-term credit, current maturities oflong-term liabilities and debentures	2,155	697	556
Trade payables	1,033	7	267
Other payables including derivatives	771	9	214
Related parties payables	3	*	*
Current tax liabilities	254	25	51
Deferred income	33	1	9
Provisions	371	-	96
Employee benefits	454	-	117
Liabilities classified as held-for-sale	-	270	-
Total current liabilities	5,074	1,009	1,310

Debentures	2,812	1,044	726
Convertible debentures	5	100	1
Loans from bank and institutions	5,869	-	1,515
Employee benefits	295	*	76
Deferred income and others	5	-	1
Provisions	73	-	19
Deferred tax liabilities	2,474	-	638
Total non-current liabilities	11,533	1,144	2,976

Total liabilities	16,607	2,153	4,286

Total equity attributable to Company's shareholders	432	460	111
Non-controlling interest	10,737	233	2,771
Equity	11,169	693	2,882

Total liabilities and equity	27,776	2,846	7,168

*  Amount lower than 500,000

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